SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 15, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Report on Operations full year 2005

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 15, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Report on Operations full year 2005

- prepared in accordance with IFRS

•	Fourth quarter net sales were 3,500 MSEK (3,211), and full year sales were 13,311 MSEK (13,007)

•	Fourth quarter operating income was 678 MSEK (508) and full year operating income was 2,825 MSEK (3,593)

•	Operating income for the full year, excluding major one-time items, was 2,618 MSEK (2,312)

•	Net profit for the fourth quarter was 456 MSEK (297), and for the full year was 1,777 MSEK (2,084)

•	Fourth quarter EPS was 1.47 SEK (0.86), and full year EPS was 5.61 SEK (6.18)

•	The Board proposes an increased dividend to 2.10 SEK (1.90)

Sales and results for the fourth quarter

Swedish Match sales for the fourth quarter increased by 9 percent to 3,500 MSEK (3,211). In local currency terms sales increased by 1 percent. Excluding divested companies, sales increased by 4 percent. All product areas except matches demonstrated sales growth. Adjusted for the divestiture of the Indian company Wimco Ltd. on July 1, 2005, sales also increased for matches during the fourth quarter.

For snuff, sales grew by 13 percent during the fourth quarter, to 819 MSEK (726) while operating income increased by 37 percent to 392 MSEK (287). Last year’s operating income was negatively impacted by one time items of 70 MSEK. Swedish Match volumes increased in both the US and Scandinavian markets. Operating margin was 47.8 percent (39.5).

Sales of cigars grew by 6 percent in the fourth quarter and amounted to 834 MSEK (790), while operating income grew by 64 percent, to 176 MSEK (108). Sales in local currency terms were weaker during the fourth quarter in both Europe and the US. The increase in operating income results from both benefits of prior cost savings programs, and the fact that the fourth quarter last year was impacted with restructuring costs of 25 MSEK. Operating margin for cigars amounted to 21.1 percent (13.6).

Group operating income for the fourth quarter reached 678 MSEK (508). If last year’s currency rates had been used the operating income would have amounted to 616 MSEK. Costs relating to divestitures and restructurings primarily within the match business reduced operating income during the fourth quarter 2005 by 90 MSEK. Last year’s fourth quarter included restructuring costs of 125 MSEK. Operating income for the fourth quarter excluding restructuring related charges and divestments in both years grew by 21 percent, to 768 MSEK (633).

Operating margin for the fourth quarter amounted to 19.4 percent (15.8). Excluding restructuring charges and divestments, fourth quarter operating margin was 21.9 percent (19.7).

During the fourth quarter basic EPS, amounted to 1.47 SEK, compared to 0.86 SEK last year. Diluted EPS amounted to 1.46 SEK (0.86).

Sales and results full year 2005

Sales for the full year amounted to 13,311 MSEK (13,007). Excluding divested companies, sales increased by 2 percent in local currency terms. Operating income amounted to 2,825 MSEK (3,593). Last year’s operating income for the year included some larger one time items, the income of 1,521 MSEK from the settlement with UST and match impairment charges and provisions of 240 MSEK. Excluding the third quarter 2005 gain from the sale of the New York real estate and larger one time items the year before, operating income during 2005 increased by 13 percent to 2,618 MSEK (2,312).

Group operating margin during 2005 was 19.7 percent excluding the gain from the sale of the New York real estate. Excluding larger one time items, operating margin during last year was 17.8 percent.

EPS (basic) for the full year was 5.61 SEK (6.18). Diluted EPS amounted to 5.59 SEK (6.15). Excluding larger one time items earnings per share was 5.30 SEK compared to 4.19 SEK last year.

The Board proposes an increased dividend to 2.10 SEK (1.90).

Summary of Consolidated Income Statement

	October – December		Full year 2005	Full year 2004
MSEK	2005	2004
Sales	3,500	3,211	13,311	13,007
Operating income excl. major one time items	678	508	2,618	2,312
Operating income	678	508	2,825	3,593
Profit before tax	642	441	2,696	3,429
Net income incl. minority interest	456	297	1,777	2,084

In this report amounts are stated in Swedish crowns rounded to the nearest million. The figures in the report are based on data from the consolidation system which are in thousands of Swedish Crowns. By rounding the figures in the report, totals may not always equal the sum of the included rounded numbers.

Sales by product area

	October - December		Change %	Full year		Change %
MSEK	2005	2004		2005	2004
Snuff	819	726	13	3,131	3,081	2
Chewing Tobacco	280	237	18	1,079	1,058	2
Cigars	834	790	6	3,283	3,171	4
Pipe Tobacco & Accessories	245	242	1	920	901	2
Matches	355	366	(3)	1,316	1,378	(4)
Lighters	166	142	17	620	582	7
Other operations	800	708	13	2,962	2,836	4

Total	3,500	3,211	9	13,311	13,007	2

Operating income by product area

	October - December		Change %	Full year		Change %
MSEK	2005	2004		2005	2004
Snuff	392	287	37	1,504	1,376	9
Chewing Tobacco	100	67	48	347	304	14
Cigars	176	108	64	613	567	8
Pipe Tobacco & Accessories	60	72	(17)	237	254	(7)
Matches	(31)	15		13	(12)
Lighters	1	(10)		44	13	240
Other operations	(20)	(30)		(140)	(190)

Subtotal	678	508	33	2,618	2,312	13
Larger one time items
Income from real estate sale	—	—		206
Income from settlement with UST	—	—		—	1,521
Match impairment charges	—	—		—	(150)
Provision for acquisition of shares in Wimco Ltd	—	—		—	(90)

Subtotal	—	—		206	1,281

Total	678	508	33	2,825	3,593	(21)

Operating margin by product area

	October - December		Full year
Percent	2005	2004	2005	2004
Snuff	47.8	39.5	48.0	44.7
Chewing Tobacco	35.6	28.4	32.1	28.7
Cigars	21.1	13.6	18.7	17.9
Pipe Tobacco & Accessories	24.4	29.8	25.8	28.2
Matches	(8.9)	4.2	1.0	(0.9)
Lighters	0.4	(7.3)	7.1	2.2

Group*	19.4	15.8	19.7	17.8

*	Excluding major one time items

Smokeless Tobacco

Swedish Match has an international presence in smokeless tobacco, and sells products on most major smokeless markets. Swedish Match is a market leader in snuff in Sweden and Norway. On the largest snuff market in the world, the US, as well as in South Africa, Swedish Match has a significant position. In the US, Swedish Match is the largest manufacturer on the market for chewing tobacco. Smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes. This knowledge, together with increased restrictions for cigarette smoking creates good conditions for organic growth, especially for snuff.

Snuff

Sweden is the world’s largest snuff market when it comes to per capita consumption. In Sweden, a substantially larger proportion of the male population uses snuff compared to cigarettes. The number of women using snuff is steadily increasing. The Norwegian market, which is substantially smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has the leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

During the fourth quarter, sales increased by 13 percent versus the previous year, to 819 MSEK (726), and operating income grew by 37 percent, to 392 MSEK (287). Volumes increased in Scandinavia (1.0 percent) as well as in the US (18.0 percent), measured in number of cans. Operating margin reached 47.8 percent (39.5). Last year’s operating income was negatively impacted due to one time items of 70 MSEK.

Sales for the full year amounted to 3,131 MSEK (3,081), an increase of 2 percent. In Scandinavia sales volumes increased by 1 percent. In Sweden the decrease was 1 percent, while volumes in Norway as well as tax free sales increased. Loose snuff declined on the Swedish market, while sales of pouched snuff increased. The proportion of pouched snuff is currently 58 percent of the Swedish market, compared to 55 percent in December 2004. Competition on the Swedish market has increased.

In the US, year to date sales volumes were up by 5 percent versus previous year measured in number of cans. Sales of the Longhorn value priced brand were considerably higher than the year before, while sales for Timberwolf were lower. At the end of 2004 the Timberwolf brand was repositioned with a lower price. Swedish Match’s average market share during 2005 in the US market amounted to 9.4 percent (8.9) according to Nielsen estimates.

Operating income for the year amounted to 1,504 MSEK (1,376), up 9 percent. On the Nordic market operating income increased mainly due to higher volumes, improved average prices and lower costs as a result of the accomplished reorganization. In the US, sales declined due to the repositioning of the Timberwolf brand with a lower list price as well as larger part of sales attributable to the Longhorn brand. Operating margin in the US increased somewhat. Operating margin for snuff for the year was 48.0 percent (44.7).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market, with concentration in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US, and the market share is 44 percent, according to Nielsen estimates. The chewing tobacco segment declines each year due to relatively few new consumers. Some consumers choose to use snuff instead.

During the fourth quarter, sales increased by 18 percent, to 280 MSEK (237), and operating income grew by 48 percent, to 100 MSEK (67). Improved average price and a stronger US dollar compensated for lower volumes. Operating margin reached 35.6 percent (28.4).

Sales for the full year grew by 2 percent to 1,079 MSEK (1,058), while operating income increased by 14 percent to 347 MSEK (304). Higher average price compensated for volume loss and lower costs as well as a stronger US dollar contributed to the improved operating income. Operating margin amounted to 32.1 percent (28.7).

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest operators within cigars and pipe tobacco. Organic growth opportunities are mainly within cigars, while the consumption of pipe tobacco is declining.

Cigars

Swedish Match is the second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings. The US is the largest cigar market in the world and Swedish Match has a leading position in the premium segment, and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and Scandinavia. In Europe, machine made cigars dominate.

During the fourth quarter, sales increased by 6 percent, to 834 MSEK (790), and operating income increased by 64 percent, to 176 MSEK (108). Operating margin reached 21.1 percent (13.6). Unit volumes declined in both Europe and the US, and the improved operating income is mainly attributable to the effects of prior cost savings activities in the European business.

Sales for the full year amounted to 3,283 MSEK (3,171), an increase of 4 percent. In local currency terms sales were up 2 percent. Operating income for the full year grew by 8 percent to 613 MSEK (567). Operating margin amounted to 18.7 percent (17.9). Excluding charges of 75 MSEK related to the integration of General Cigar in 2005, and 36 MSEK regarding restructuring programs in Europe in 2004, operating income grew by 14 percent and operating margin grew to 21.0 percent (19.0). The increase in operating income is primarily due to lower costs as a result of previous restructuring measures.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are major brands in South Africa. Pipe tobacco consumption declines on most established markets, as the segment attracts relatively few new consumers. However, the demand is increasing in certain smaller export markets.

During the fourth quarter, sales grew by 1 percent, to 245 MSEK (242), and operating income declined by 17 percent, to 60 MSEK (72). Operating margin was 24.4 percent (29.8).

Sales for the full year amounted to 920 MSEK (901). Improved price levels and a somewhat stronger South African Rand compensated for lower volumes. Operating income was 237 MSEK (254). Operating margin amounted to 25.8 percent (28.2).

Lights

Swedish Match markets matches and lighters globally.

Matches

Swedish Match is a market leader in many markets for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

During the year, an extensive restructuring program has been completed within the match business. The match factory in Valencia, Spain has been closed and the property has been divested. Also, the decision has been made to close the match manufacturing facility in Turkey. The European match business in now concentrated in the match factory in Tidaholm, Sweden. Further, a number of units and holdings have been divested. The holding in the Indian match company Wimco Ltd. has been divested in two steps and was concluded during the fourth quarter. Wimco Ltd. is not consolidated in the Swedish Match group as per July 1. The holding in the partly owned Indonesian company Jamafac was divested during the fourth quarter. A letter of intent has been signed to sell the European advertising match business. In early 2006 the Arenco Group with manufacturing units for matches and packaging machines in Kalmar and Halmstad in Sweden and in Shanghai, China was sold.

The above mentioned measures have affected the year’s operating income for matches negatively by 106 MSEK, of which 75 MSEK has impacted the fourth quarter. Last year costs for restructuring of the match business amounted to 125 MSEK, of which 20 MSEK was during the fourth quarter.

During the fourth quarter, sales declined by 3 percent, to 355 MSEK (366). Excluding divested businesses, sales increased by 14 percent, but was flat in local currency terms. Operating income was a negative 31 MSEK (15), and excluding restructuring costs, 44 MSEK (35). Currency effects and high shipments at the end of the year have positively impacted operating income.

Sales for the full year amounted to 1,316 MSEK (1,378), and increased by 5 percent, excluding divested businesses. Operating income during 2005 was 13 MSEK (negative 12), and excluding restructuring costs operating income amounted to 119 MSEK (113). Operating margin amounted to 1.0 percent (negative 0.9).

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market is Russia. Several markets are faced with an intensely competitive situation from, among others, Chinese producers.

During the fourth quarter, sales grew by 17 percent, to 166 MSEK (142), due to higher volumes. Operating income grew to 1 MSEK (negative 10). Restructuring costs of 10 MSEK have impacted fourth quarter’s operating income this year as well as previous year. Operating margin was 0.4 percent (-7.3).

Sales for the full year were 620 MSEK (582), an increase of 7 percent. Volumes increased but the average price for lighters decreased. Operating income increased to 44 MSEK (13), positively impacted by increased volumes, cost savings and improved productivity. Operating margin improved to 7.1 percent (2.2).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, an Irish distribution business, sales of advertising products, as well as corporate overheads. The Irish distribution unit was divested in December and a letter of intent has been signed to sell the business for advertising products.

During the fourth quarter, sales amounted to 800 MSEK (708), and operating income, net, amounted to a negative 20 MSEK (negative 30). Sales in the distribution business on the Swedish market were positively impacted due to hoarding effects at the end of the quarter. Corporate overheads have increased due to work in fulfilling requirements under the Sarbanes Oxley Act, but were offset by cost reductions in other areas.

For the full year, operating income for other operations was a negative 140 MSEK (negative 190). Last year’s expense included charges of 44 MSEK related to both the closure of a distribution center in Sweden and severance payments and other expenses with regard to the former CEO.

Financing and net financial expense

At the close of the period the Group’s net debt amounted to 674 MSEK, as compared to 527 MSEK on December 31, 2004, an increase of 147 MSEK. Cash flow from operations was 2,718 MSEK compared with 3,626 MSEK a year ago, which included the settlement with UST. Cash flow from the business has, among other things, been used to acquire the minority shares in General Cigar of 1,100 MSEK, share repurchases of net 1,411 MSEK as well as paid dividend of 612 MSEK.

During the period 16,229,514 shares were repurchased, amounting to 1,434 MSEK, and sales of treasury shares related to options programs amounted to 23 MSEK.

During the period new bond loans of 1,685 MSEK have been issued. Amortization for the period amounted to 942 MSEK.

Liquid funds, including short term investments, amounted to 3,657 MSEK at the end of the period, compared with 3,002 MSEK at the beginning of the year.

Net interest expense for the full year amounted to a negative 106 MSEK (negative 163). Other financial items, net, amounted to an expense of 23 MSEK (negative 2).

Taxes

Total tax for the full year amounted to 919 MSEK (1,345), corresponding to an average tax rate of 34.1 percent (39.2). The tax rate for 2005 was impacted by the estimated gain from the sale of the real estate in New York at 55 percent. The high tax rate during 2004 was due to high tax burden regarding the settlement income from UST as well as certain non deductible restructuring costs.

Earnings per share

Earnings per share for the full year amounted to 5.61 SEK (6.18). The gain from the sale of the real estate has affected EPS positively by 29 öre. Last year’s earnings per share, was positively affected by larger one time items by 1.96 SEK.

The Board proposes increased dividend to 2.10 SEK (1.90). The dividend then amounts to 642 MSEK based on the number of shares justified to dividend at the end of the year. Unrestricted equity in the parent company amounts to 5,402 MSEK.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 328 MSEK (486). The investments include increased capacity for pouched snuff and rationalizations in the cigar operations. Sale of fixed assets amounted to 628 MSEK (42) of which the sale of General Cigars’ New York real estate was 490 MSEK. Total depreciation and amortization amounted to 458 MSEK (479), of which depreciation on tangible assets amounted to 337 MSEK (332) and amortization of intangible assets amounted to 121 MSEK (147).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,930 MSEK (9,852).

Average number of Group employees

The average number of employees in the Group during the year was 14,333 compared with 15,039 for the full year 2004. The number of employees decreased as a result of the divestment of Wimco Ltd. and rationalizations within several product areas.

Share structure

During the year 16.2 million shares were repurchased at an average price of 88.37 SEK. As at December 31, 2005 Swedish Match held 18.7 million shares in its treasury, corresponding to 5.8 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 55.50 SEK. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per December 31, 2005 amounted to 305.9 million. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 4.9 million shares exercisable in gradual stages from 2006-2010.

During January 2006 another 5 million shares have been repurchased and consequently the Company holds 23.7 million shares in its treasury.

The Annual General Meeting on April 27, 2005 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 12.0 million shares held in treasury. Furthermore, the Annual General Meeting decided to reduce the share capital by reducing the shares’ nominal value from 2.40 SEK to 1.20 SEK and reduce the statutory reserve of the parent company by 114 MSEK. These reductions became effective on October 5 and consequently 532 MSEK were transferred from restricted equity to unrestricted equity. After the transfer to unrestricted equity, the total amount of registered shares in the Company is 324,596,181.

The Board will propose to the Annual General Meeting in April 2006 a renewed mandate to repurchase shares up to 10 percent of the shares of the Company. In addition a proposal will be made to cancel up to 25 million shares held in treasury with a contemporaneous bonus issue of an amount equivalent the amount of cancelled shares times 1.20 SEK. With the latter transaction the Company’s share capital will not decrease through the cancellation of shares. Also, a proposal to reduce the parent company’s statutory reserve, which amounts to 80 MSEK, through unrestricted equity will be made.

Other events and events after the period

During the second quarter, Swedish Match has acquired all outstanding shares of General Cigar and now owns 100 percent of the company. The second quarter was impacted by integration costs of 75 MSEK. Cost saving effects due to the integration is expected to impact results from 2006. During September the sale of General Cigar’s real estate in New York was concluded.

In February 2005, The Second Circuit Court of Appeals in New York ruled in favour of General Cigar in a lawsuit filed by Cubatabaco over trademark ownership of the Cohiba brand in the US. Cubatabaco has filed a petition to the US Supreme Court seeking review. The Supreme Court has requested a statement from the American government, but has not yet taken stand regarding leave to appeal. This case has been ongoing since 1997.

As previously announced, Swedish Match on July 1 sold its 74 percent holding of the Indian match company, Wimco to a subsidiary of Indian Tobacco Company (ITC). Wimco is therefore not included in Swedish Match’s consolidated numbers as per July 1. On September 29, 2005 Swedish Match acquired 16.8 percent of the total amount of outstanding shares in Wimco in an open offer as per an earlier ruling from the Securities and Exchange Board of India (SEBI). Swedish Match sold these shares in connection with ITC’s offer to buy all outstanding shares of Wimco, during the fourth quarter.

In January, 2006, the Company sold its Arenco subsidiary, with manufacturing units in Kalmar and Halmstad, Sweden and Shanghai, China. Arenco manufactures machines for match manufacturing and packaging. In addition to the sale of Arenco, Swedish Match has divested its distribution company in Ireland. Also the company signed a letter of intent to sell its European advertising lights and other advertising products business, which include a production facility in Hungary. Furthermore, the holding in the partly owned match company Jamafac in Indonesia has been sold.

Distribution of surplus funds

Dividend

Swedish Match’s dividend policy is that the dividend should largely follow the trend of the Group’s net income. When establishing a dividend, the size of planned repurchases of shares is also taken into account. It is estimated that the dividend amount will be between 30-50 percent of net income for the year.

Repurchase

A repurchase of shares is, in principle, a reverse new share issue and makes it possible to work continuously to optimize the capital structure of the balance sheet. In view of Swedish Match’s stable and positive cash flow, the position of the Board of Directors with regard to repurchase of shares is positive.

The size and scope of share buybacks depend, in exactly the same way as the size of the dividend, on Swedish Match’s financial position, net income, anticipated future profitability, cash flow, investments and expansion plans. Other factors that affect repurchases are the price of the shares, the Group’s interest and tax expenses, and the earnings available for distribution.

Financial restrictions

When considering the size of the surplus funds to be transferred to shareholders, it has been decided that the following restrictions should apply:

•	The Company shall over time strive for a capital structure with an interest cover based on EBITA (profit before financial items, interest and amortization on intangible assets/net interest) that exceeds nine times.

•	The Company shall over time strive for a net debt divided by EBITA below two.

Accounting principles

This interim report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting from the International Accounting Standards Board.

New accounting principles 2005

Obligations for retirement pension and family pension for salaried personnel and workers covered by a collective agreement in Sweden is secured through insurance in a superannuation fund (PSF). This fund also covers other employers outside the Swedish Match group. When the Company has not had access to the requisite information to report this plan as a defined-benefit plan it has been reported as a defined-contribution plan. During the year an analysis has been made which has made it possible to do a reasonable estimate of Swedish Match’s assets and liabilities in the plan. For the full year 2005 report this plan is reported as a defined-benefit plan. The change is reported as a change of accounting principles as of January 1, 2004 and previously reported periods, 2004 and 2005, have been restated. The change implies that the opening shareholder’s equity as per January 1, 2004 increased by 40 MSEK and that the pensions costs during 2004 and 2005 are reported with a lower amount of 32 MSEK and 38 MSEK respectively.

As of January 1, 2005 Swedish Match changed its accounting principles for the preparation of financial statements to comply with International Financial Reporting Standards (IFRS). Previously the financial statements were prepared in accordance with Swedish Generally Accepted Accounting Principles (“Swedish GAAP”).

The financial statements for periods beginning on or after January 1, 2005 are therefore prepared in accordance with IFRS. IFRS has also been retrospectively applied to year 2004 comparable data but with the exception of the reporting of financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The financial instruments and share-based payments have not been restated as Swedish Match does not fall under the retrospective reporting requirements for these standards.

The financial statements are from January 1, 2005, set up as specified in IAS 1. The main implication of applying IAS 1, is that net income, on the face of the income statement, and equity, on the face of balance sheet, are presented including the minority’s interest.

For Swedish Match, the transition to IFRS has changed the reporting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The accounting principles for employee benefits (IAS 19) were already adopted on January 1, 2004 under Swedish GAAP and therefore Swedish Match’s financial statements already complied with IAS 19 in 2004.

Goodwill and biological assets

Information on changes in accounting principles for biological assets (IAS 41) and goodwill (IFRS 3 and IAS 38), due to the transition to IFRS, is included in the report of operations for 2004 and the annual report for 2004.

Financial instruments

The rules for reporting of financial instruments, IAS 39, imply that financial assets and liabilities, including all derivatives, shall be measured at fair value or amortized cost depending on classification of the asset and liability. The gain or loss from a change in the value of a financial asset or liability shall be recognized, depending on classification, in profit or loss or directly in equity until realized.

According to IAS 39, companies can apply hedge accounting. Under hedge accounting, a company shall link a balance sheet item to a designated hedging instrument. To qualify for hedge accounting under IAS 39, the hedging relationship has to satisfy strict requirements.

The major portion of the Group’s borrowing was originally assumed at a fixed interest rate but subsequently converted to a floating rate by means of interest rate swaps. Swedish Match has decided to apply hedge accounting on interest rate swaps that can be linked to the original borrowing.

All other financial instruments within Swedish Match will be subject to fair value accounting and the gain or loss from change in value will be recognized in the profit and loss.

At transition to IFRS, the difference between the fair values or amortized costs of the financial assets and liabilities and the values reported according to Swedish GAAP was recognized directly in equity. Any initial recognition of derivatives not previously recognized was also reported directly in equity. At January 1, 2005, an increase in equity of 31 MSEK was thereby reported. The reporting in accordance with IAS 39 has resulted in a negative effect on net income by 10 MSEK during full year 2005.

Share-based payments

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS2, imply that an assessed fair value of the options shall be expensed during a vesting period or at a vesting date. During full year 2005, net income has been negatively affected by 10 MSEK due to reporting in accordance with IFRS 2.

Outlook for 2006

Our focus on product development and productivity improvements during the last two years has established a solid ground for a profitable growth where focus will be on organic growth for snus and cigars.

Our Company consists of loyal and competent employees throughout the world. This makes me look at the future with confidence that we can continue to improve shareholder value in the coming years with continued investments in our four building stones in the strategy: organic growth, complementary acquisitions, productivity improvements and a continued optimization of the balance sheet.

Additional information

The Annual General Meeting will be held in Stockholm on April 20, 2006. The Annual Report is expected to be released and distributed in mid March. The first quarter 2006 report will be released April 28.

Stockholm, February 15, 2006

/s/ Sven Hindrikes
Sven Hindrikes
President and Chief Executive Officer

Key data

	Full year 2005	Full year 2004
Operating margin, %1)	19.7	17.8
Operating capital, MSEK	7,765	7,314
Return on operating capital, %1)	34.7	29.4
Return on shareholders’ equity, %	36.6	48.2

Net debt, MSEK2)	674	527
Net debt/equity ratio, %	13.3	10.4
Equity/assets ratio, %	30.2	34.0
Investments in tangible assets, MSEK	328	486
EBITDA, MSEK3)	3,206	2,916
EBITA, MSEK4)	2,807	2,496
EBITA interest cover	26.6	15.4
Net debt/EBITA	0.2	0.2
Share data5)
Earnings per share, SEK
Basic	5.61	6.18
Diluted	5.59	6.15
Excluding major one time items, diluted	5.30	4.19
Excluding amortization and major one time items, diluted	5.61	4.54
Shareholders’ equity per share, SEK	16.60	14.24
Number of shares outstanding at end of period	305,901,281	321,516,893
Average number of shares outstanding	315,128,554	325,708,645
Average number of shares outstanding, diluted	316,226,392	327,013,542

1)	Excluding major one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding major one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding major one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

	Oct – Dec		Change %	Full year 2005		Full year 2004		Change %
MSEK	2005	2004
Sales, including tobacco tax	5,876	5,343		22,120		21,705
Less tobacco tax	(2,376)	(2,132)		(8,809)		(8,698)

Sales	3,500	3,211	9	13,311		13,007		2
Cost of goods sold	(1,959)	(1,844)		(7,278)		(7,246	)a)

Gross profit	1,540	1,367	13	6,033		5,761		5
Sales and administrative expenses	(869)	(861)		(3,226	)c)	(3,690	)b)
Shares in earnings of associated co.	5	2		18		1

	678	508	33	2,825		2,072		36
Settlement income	0	0		0		1,521

Operating income	678	508	33	2,825		3,593		(21)
Net interest expense	(22)	(50)		(106)		(163)
Other financial items, net	(14)	(17)		(23)		(2)

Net financial items	(36)	(67)		(128)		(164)

Profit before taxes	642	441	46	2,696		3,429		(21)
Taxes	(186)	(145)		(919)		(1,345)
Net income for the period	456	297	54	1,777		2,084		(15)

Attributable to:
Swedish Match equity holders	456	273		1,769		2,011
Minority interests	0	23		9		72

Net income for the period	456	297	54	1,777		2,084		(15)

Earnings per share, basic, SEK	1.47	0.86		5.61		6.18
Earnings per share, diluted, SEK	1.46	0.86		5.59		6.15

a)	Including impairment charge in match operations of 150 MSEK
b)	Including provisions for acquisition of shares in Wimco Ltd. of 90 MSEK
c)	Including income from sale of real estate of 206 MSEK

Consolidated Balance Sheet in summary

MSEK	Dec 31, 2005	Dec 31, 2004
Intangible fixed assets	4,265	3,452
Tangible fixed assets	2,488	2,712
Financial fixed assets	1,150	848
Current operating assets	5,245	4,884
Short-term investments	1,929	1,815
Cash and bank	1,729	1,187

Total assets	16,806	14,898

Swedish Match equity holders	5,079	4,579
Minority interests	3	481

Total equity	5,083	5,060

Long-term provisions	3,072	2,512
Long-term loans	2,867	2,559
Other long-term liabilities	17	21
Short-term provisions	293	647
Short-term loans	1,464	970
Other current liabilities	4,010	3,129

Total shareholders’ equity, provisions and liabilities	16,806	14,898

Consolidated Cash Flow Statement in summary

MSEK	Full year 2005	Full year 2004
Income after financial items	2,696	3,429
Non-cash items and taxes paid	(283)	(140)
Cash flow from operations before changes in Working Capital	2,413	3,289
Cash flow from changes of Working Capital	305	337

Cash flow from operations	2,718	3,626
Investments
Investments in property, plant and equipment	(328)	(486)
Sales of property, plant and equipment	628	42
Investments in intangibles	—	(34)
Investments in consolidated companies	—	(53)
Payment of minority shares in General Cigar	(1,100)	—
Investments in other companies	(92)	(10)
Divestment of business operations	184	117
Changes in financial receivables etc.	(44)	(47)
Changes in short-term investments1)	(113)	(646)

Cash flow from investments	(865)	(1,118)
Financing
Changes in loans	743	(1,819)
Dividend	(612)	(558)
Dividend paid to minority in subsidiaries	—	(121)
Repurchase of own shares	(1,434)	(658)
Sale of treasury shares	23	82
Other	(162)	295

Cash flow from financing	(1,441)	(2,779)
Cash flow for the period	412	(270)
Cash and bank at the beginning of the period	1,187	1,497
Translation difference attributable to cash and bank	130	(40)

Cash and bank at the end of the period	1,729	1,187

1)	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 3,657 MSEK at the end of the period compared to 3,002 MSEK at the end of 2004.

Change in Shareholders’ equity

MSEK	Full year 2005			Full year 2004
	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	4,579	481	5,060	3,758	604	4,362
New accounting principle, PSF				40		40
New accounting principle, financial instrument, (IAS 39)	31	17	48
Repurchase of own shares	(1,434)		(1,434)	(658)		(658)
Sale of treasury shares	23		23	82		82
Dividend paid	(612)		(612)	(558)		(558)
Dividend paid to minority in subsidiaries					(121)	(121)
Acquisition of minority shares in Best Blend					(16)	(16)
Acquisition of minority shares in General Cigar		(532)	(532)
Divestment of shares in Wimco		(6)	(6)
Fair value reserve IAS 39 etc.	17		17
Translation difference for the period	707	34	741	(96)	(58)	(154)
Net income for the period	1,769	9	1,777	2,011	72	2,084

Closing balance at end of period	5,079	3	5,083	4,579	481	5,060

Quarterly data

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Sales, including tobacco tax	4,973	5,628	5,761	5,343	4,886	5,604	5,754	5,876
Less tobacco tax	(1,971)	(2,252)	(2,342)	(2,132)	(1,918)	(2,220)	(2,294)	(2,376)

Sales	3,002	3,376	3,419	3,211	2,967	3,384	3,461	3,500
Cost of goods sold	(1,585)	(1,864)	(1,804)	(1,843)	(1,629)	(1,842)	(1,848)	(1,959)

Gross profit	1,417	1,512	1,615	1,367	1,338	1,542	1,612	1,540

Sales and administrative expenses	(901)	(925)	(913)	(861)	(802)	(901)	(860)	(869)
Shares in earnings of associated co.	(1)	0	(1)	2	2	6	4	5

	515	587	702	508	538	647	756	678
Income from real estate sale	—	—	—	—	—	—	206	—
Income from settlement with UST	1,417	104	—	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	(90)	—	—	—	—	—

Operating income	1,932	691	462	508	538	647	962	678

Net interest expense	(42)	(39)	(32)	(50)	(18)	(33)	(33)	(22)
Other financial items, net	(4)	12	8	(17)	(2)	0	(7)	(14)

Net financial items	(47)	(27)	(24)	(67)	(20)	(33)	(40)	(36)

Profit before tax	1,886	664	438	441	518	614	922	642
Income taxes	(740)	(247)	(213)	(145)	(172)	(209)	(353)	(186)

Net income for the period	1,146	417	225	297	347	405	569	456

Attributable to:
Swedish Match equity holders	1,136	397	206	273	340	404	569	456
Minority interests	10	20	19	23	7	2	0	0

Net income for the period	1,146	417	225	297	347	405	569	456

Sales by product area

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Snuff	751	814	791	726	703	800	809	819
Chewing Tobacco	254	282	285	237	242	267	290	280
Cigars	687	846	848	790	734	841	874	834
Pipe Tobacco & Accessories	211	214	234	242	216	218	241	245
Matches	324	340	348	366	294	369	298	355
Lighters	146	146	147	142	143	155	156	166
Other operations	628	734	766	708	635	734	792	800

Total	3,002	3,376	3,419	3,211	2,967	3,384	3,461	3,500

Operating income by product area

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Snuff	354	365	371	287	324	388	401	392
Chewing Tobacco	73	82	82	67	69	83	94	100
Cigars	129	156	174	108	136	112	188	176
Pipe Tobacco & Accessories	60	53	69	72	60	56	62	60
Matches	(19)	(37)	28	15	(17)	30	31	(31)
Lighters	8	9	6	(10)	12	15	16	1
Other operations	(90)	(40)	(30)	(30)	(47)	(37)	(37)	(20)

Subtotal	515	587	702	508	538	647	756	678
Major one time items
Income from real estate sale	—	—	—	—	—	—	206	—
Income from settlement with UST	1,417	104	—	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd.	—	—	(90)	—	—	—	—	—

Subtotal	1,417	104	(240)	—	—	—	206	—

Total	1,932	691	462	508	538	647	962	678

Operating margin by product area

Percent	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05
Snuff	47.1	44.8	46.9	39.5	46.0	48.5	49.5	47.8
Chewing Tobacco	28.7	29.0	28.8	28.4	28.6	31.2	32.5	35.6
Cigars	18.8	18.5	20.6	13.6	18.6	13.3	21.5	21.1
Pipe Tobacco & Accessories	28.4	24.6	29.7	29.8	27.6	25.6	25.7	24.4
Matches	(5.7)	(11.0)	8.1	4.2	(5.6)	8.2	10.5	(8.9)
Lighters	5.7	5.9	4.4	(7.3)	8.6	9.8	10.4	0.4

Group*	17.2	17.4	20.5	15.8	18.1	19.1	21.9	19.4

*	Excluding major one time items

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements for the fourth quarter 2004 according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two.

A reconciliation of the full year 2004 financial statements according to Swedish GAAP and IFRS are presented in the fourth quarter interim report and annual report for year 2004.

Consolidated adjusted closing balance per Dec 31, 2004 in summary

MSEK	Reported Dec 31, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Dec 31, 2004
Intangible fixed assets	3,285	167		3,452
Tangible fixed assets	2,690		22	2,712
Financial fixed assets	848			848
Current operating assets	4,884			4,884
Short-term investment	1,815			1,815
Cash and bank	1,187			1,187

Total assets	14,709	167	22	14,898

Swedish Match equity holders	4,421	143	15	4,579
Minority interests	473	7	1	481

Total equity	4,894	150	16	5,060

Provisions	3,136	16	6	3,159
Long-term loans	2,559			2,559
Other long-term liabilities	21			21
Short-term loans	970			970
Other current liabilities	3,129			3,129

Total shareholders’ equity, provisions and liabilities	14,709	167	22	14,898

Consolidated Income Statement January – December, 2004 in summary

MSEK	Reported Oct-Dec 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Oct-Dec 2004	Reported Jan-Dec 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan-Dec 2004
Sales, including tobacco tax	5,343			5,343	21,705			21,705
Less tobacco tax	(2,132)			(2,132)	(8,698)			(8,698)

Sales	3,211			3,211	13,007			13,007
Cost of goods sold	(1,841)		(3)	(1,843)	(7,262)		15	(7,247)

Gross profit	1,369		(3)	1,367	5,745		15	5,760

Sales and administrative expenses	(825)			(825)	(3,542)			(3,542)
Amortization, intangible assets	(79)	43		(37)	(323)	175		(147)
Shares in earnings of associated companies	2			2	1			1

	468	43	(3)	508	1,882	175	15	2,072
Settlement income	0			0	1,521			1,521

Operating income	468	43	(3)	508	3,403	175	15	3,593

Net interest expense	(50)			(50)	(163)			(163)
Other financial items, net	(17)			(17)	(2)			(2)

Net financial items	(67)			(67)	(164)			(164)

Profit before taxes	401	43	(3)	441	3,238	175	15	3,429
Taxes	(141)	(4)	1	(145)	(1,323)	(18)	(4)	(1,345)

Net income for the period	260	39	(2)	297	1,915	157	11	2,084

Attributable to:
Swedish Match equity holders	239	37	(2)	273	1,852	149	10	2,011
Minority interests	21	2	0	23	64	8	1	72

Net income for the period	260	39	(2)	297	1,915	157	11	2,084

Earnings per share, basic, SEK	0.75			0.86	5.68			6.18
Earnings per share, diluted, SEK	0.75			0.86	5.66			6.15

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com